EXHIBIT 99.1
PRESS RELEASE

AMC ENTERTAINMENT INC. ANNOUNCES THE EXPIRATION AND FINAL SETTLEMENT OF THE OFFER TO PURCHASE 9½% SENIOR SUBORDINATED NOTES DUE 2011

KANSAS CITY, Missouri (February 14, 2005) —AMC Entertainment Inc. ("AMCE" or the "Company"), one of the world's leading theatrical exhibition companies, announced that the offer to purchase its outstanding 9½% Senior Subordinated Notes due 2011 ("2011 Notes") expired at 11:00 am New York City time, on February 10, 2005 in accordance with the terms and conditions set forth in the Offer to Purchase, dated January 11, 2005. AMCE was informed by the depositary for the offer to purchase that $1,663,000 aggregate principal amount of 2011 Notes were tendered. On Friday, February 11, 2005, the Company accepted for payment all validly tendered notes and made payment to the depositary in the amount of $1010 per $1000 principal value at maturity of 2011 Notes, or total consideration of approximately $1.68 million, excluding accrued and unpaid interest.

HSBC Bank USA, National Association acted as the depositary in connection with the offer to purchase. Questions regarding the offer to purchase and requests for documents may be directed in writing to AMCE at AMC Entertainment Inc., Attn: Mr. Kevin M. Connor, Senior Vice President, General Counsel and Secretary, 920 Main Street, Kansas City, Missouri 64105 or by telephone at (816) 221-4000.

This press release shall not constitute an offer or solicitation to purchase with respect to any securities. Any such offer or solicitation was made only by means of the Offer to Purchase dated January 11, 2005.

Statements in this press release regarding the change of control offer and AMCE's business which are not historical facts are forward-looking statements within the meaning of the federal securities laws. These statements are based upon management's current expectations and beliefs and are subject to certain risks and uncertainties that could cause actual results, plans or objectives to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions and other factors beyond the Company's control and the risk factors and other cautionary statements discussed in the Company's filings with the U.S. Securities and Exchange Commission.

AMC Entertainment Inc. is a leader in the theatrical exhibition industry. Through its circuit of AMC Theatres, the Company operates 230 theatres with 3,554 screens in the United States, Canada, France, Hong Kong, Japan, Portugal, Spain and the United Kingdom. The Company, headquartered in Kansas City, Mo., has a website at www.amctheatres.com.

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Contact:
Pamela Blase, AMC Entertainment, (816) 221-4000